1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 26, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 05/26/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	UNITED MICROELECTRONICS CORPORATION EMPLOYEE CODE OF CONDUCT, as amended in the meeting of board of directors, dated as May 22, 2006

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Exhibit 99.1

UNITED MICROELECTRONICS CORPORATION

EMPLOYEE CODE OF CONDUCT

I.	Objective:

The company’s objective in establishing this “Code of Conduct” is to promote ethics, honesty and professionalism within the company and among its employees. The company believes in being an integrated organization and that the action of every employee affects its entire organization and reputation. Any employee is obligated to strive for the extension of the Company’s interests within legal limits, and responsible of preventing damages or loss of the Company’s interests. The company expects all employees to abide by this Code in carrying out their duties and functions so as to preserve public trust and to ensure the company’s sustainable growth and development.

II.	Scope:

This policy and its related procedures and measures are applicable to all employees (including senior executives and officers).

III.	Content:

1.	Morality and integrity

1-1.	The company dedicates itself to abide by commercial ethics and firmly believes in the values of an integrated organization. This guideline has been introduced to outline applicable legal requirements and company policy required of the company and all employees. Any company employee with any query concerning ethics or legal matters is advised to consult with his or her division head or the company’s legal division for guidance.

1-2.	Ethical standards shall not be confined to legal compliance. Each individual shall be obligated to conduct all businesses ethically and to avoid any activity that would lead to a conflict of interest.

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1-3.	The principles governing ethics and integrity are comprised of:

1-3-1.	Conducting all business with integrity and truthfully recording the process of all business dealings.

1-3-2.	Ensuring proper confidentiality of all commercial information when executing a mission and retaining complete commercial and operational records, as well as respecting the commercial assets and intellectual properties of the company, each client and each strategic partner of the company.

1-3-3.	All company accounting ledgers, invoices, records, accounting entries, capital and assets must be securely cataloged and safeguarded to ensure that all company transactions and business dealings can be fairly and accurately reflected. It is strictly forbidden to fabricate, falsify or create misleading claims or to fabricate or falsify any accounting entries, records, financial reports or any other related documents, or to make any misleading claims or records, or intentionally hide or cover the state of the company’s transactions; nor it is permitted to open, maintain or access any illegitimate accounts with any bank or a third party institution with which to conduct account transactions related to the company.

1-3-4.	It is forbidden to destroy, alter or forge any pertinent records that may likely be linked to an investigation, litigation or legal related settlement proceeding.

1-3-5.	When coming across incidents involving alleged unethical conduct or suspicions of violation to this rule, all personnel are obligated to inform the company’s management.

2.	Respect for individuals and customers:

2-1.	The company respects the privacy and integrity of every employee and upholds strict standards of privacy and confidentiality for individual personal data. Treatment of customers and commercial data concerning other individuals shall also be bound by this principle of confidentiality.

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2-2.	Each employee should endeavor to deal fairly with the company’s customers, suppliers, competitors and other employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

2-3.	The company is to maintain open communication channels that would encourage all employees to participate in company affairs and to express their opinions to supervisors of all levels.

3.	Avoidance of conflict of interest:

3-1.	Prior to engaging in any business, investment or related activity that may lead to a conflict of interest between personal and professional relationships, the employee must fully disclose such conflict of interest to, and the potential conflict must be subject to review by, the chairman & president’s office. More detailed guidelines on conflicts of interest are set forth in the company’s Rules of Integrity for the employees (as appendix I). All company personnel are obligated to file a report with the Administration Division of the company citing any probable conflict of interest that might concern the individual or the company.

3-2.	Employees should avoid incidents that may involve a probable conflict of interest - for instance, an employee moonlighting at a non-affiliated company; or an employee negotiating or conducting business transactions with the company which would benefit such employee or the employee’s family or relatives personally. Employees are prohibited to (a) take for themselves personally opportunities that are discovered through the use of corporate property, information or position, (b) use corporate property, information or position for personal gain and (c) compete with the company.

3-3.	Any action that may possibly transfer the Company’s resources or interests to

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employees, their relatives or friends is, in principle, prohibited. If such action is considered as beneficial for both the individual and the Company, it may be exceptionally permitted and proceeds only after obtaining the Chairman’s approval. Please file a report with Appendix II.

3-4.	All employees are prohibited to provide or disclose openly company confidential information without securing proper authorization from the company. It is strictly forbidden to trade confidential or insider information for individual gain, or to benefit others or put the company’s interest in jeopardy.

3-5.	All employees are forbidden to engage in any of the aforesaid activities through an agent, partner or any representative only to circumvent this guideline.

3-6.	All personnel that participate in the review, evaluation and selection of vendors should avoid any circumstance that has the potential to bias a fair decision.

3-7.	Unless otherwise approved by the board of directors in advance and in compliance with all applicable laws, employees are not permitted to take out or accept company loans on behalf of oneself or one’s relative, or demand the company to issue liability guarantee.

3-8.	Unless for company’s business, advanced authorization shall be sought prior to accessing any of the company’s services, equipment, facilities, properties or any other form of resources. All employees should protect the company’s assets and ensure their efficient use. The company’s assets, whether tangible or intangible, are to be used only by authorized employees or their designees and only for the legitimate business purposes of the company.

3-9.	For employees of JG 7 and above, if they themselves and their relatives within the third degree by consanguinity/affinity have investment in and/or their relatives currently employed by the customers, distributors, distributors’ customers, suppliers, or competitors of the Company, the status of such investments and/or employment should be reported to each superior up to the Chairman on a confidential basis. Please file a report with Appendix III. However,

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in the case where such investment is made on firms that the Company invests in, have openly agreed to be invested in, or are of publicly listed companies, the report to superiors is not required.

4.	Gratuity and business reception:

4-1.	All employees are prohibited to accept from or give to any customer, supplier or contingent party related to the company any kickbacks or any other form of illicit gain.

4-2.	All employees are strictly forbidden to accept gifts from the company’s vendors valued at over one thousand N.T. dollars (NT$1,000), or any cash, or any equivalent in monetary goods, i.e. gift certificates, check, stock certificate and the like.

4-3.	All employees are forbidden to accept lavish entertainment or reception.

4-4.	For the purpose of maintaining a normal business relationship, gifts that are to be presented to business counterparts should be imprinted with the company’s logo.

4-5.	It is prudent to conform to the general practice of common business decorum when accepting or arranging any type of business reception, and all employees shall refrain from being excessively lavish and refrain from incurring significant or unnecessary expenses.

5.	Full, fair, accurate, timely and understandable disclosure:

5-1.	It is crucial that all books of account, financial statements and records of the company reflect the underlying transactions and any disposition of assets in a full, fair, accurate and timely manner.

5-2.	All employees who are involved in the company’s disclosure process are required to know and understand the disclosure requirements applicable to the

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company that are within the scope of their responsibilities, and must endeavor to ensure that information in documents that the company files with or submits to the Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, ROC and the U.S. Securities and Exchange Commission, or that is otherwise disclosed to the public, is presented in a full, fair, accurate, timely and understandable manner.

5-3.	It is critically important that financial statements and related disclosures be free of material errors. Employees are prohibited from knowingly making or causing others to make a materially misleading, incomplete or false statement to an accountant or an attorney in connection with an audit or any filing with any governmental or regulatory entity (such as the ROC Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, ROC, the U.S. Securities and Exchange Commission or the New York Stock Exchange).

5-4.	No individual, or any person acting under his or her direction, shall directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence any of the company’s auditors if he or she knows (or should know) that his or her actions, if successful, could result in rendering the company’s financial statements materially misleading.

6.	Safeguard Associated with the Implementation of Code of Conduct and Reporting of Fraudulent Act:

6-1.	All employees are to comply with applicable governmental laws, rules and regulations, and the company’s regulations and procedures.

6-2.	All employees are required to be vigilant of any probable violation of governmental laws or the company’s Code of Conduct or any probable fraudulent act. And when doubting or detecting any of such violation or fraudulence (i.e. stealing of property; illegitimate income, expense or financial report; illegitimately acquired benefits thru the use of managerial positions; IT-associated fraudulence), all related persons are obligated to promptly report to supervisors, managers, internal auditor, the Audit committee, or other

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personnel as it is seen appropriate, in the means of email. The email address for this matter is whistleblower@umc.com. (Mails sent to this email address will be automatically forwarded to the director of Audit Division, supervisors and the Audit Committee. If there is any issue with confidentiality, the reporter can choose to email the following personnel:

Auditing Division: ADT_Director@umc.com

Supervisor: UMC_supervisor@umc.com

Audit Committee : Audit_committee@umc.com.

When deemed necessary, a report may be filed directly with the director of Administration Division or through other division directors. More detailed guidelines on reporting processes are set forth in the company’s Whistleblower Program.

6-3.	For the person reporting a violation of the Code of Conduct or engagement in fraudulence as well as any other related employee involved in all subsequent investigations of the violation, the company will provide safeguard measures ensuring them against any unfair retaliation or treatment.

6-4.	Those found violating or breaching the Code of Conduct are to face adequate corrective action by the company depending on the severity of the incident. It is the responsibility of each employee to carefully read, understand and comply with this Code of Conduct and, as needed, to seek clarification on any point. Questions regarding any legal or ethical requirements should be directed to the director of the Administration Division or the company’s legal division.

7.	Waivers and amendments:

7-1.	The company may waive application of this Code of Conduct to employees in certain limited situations. Any waivers of the provisions of this Code of Conduct for executive officers may be granted only in exceptional circumstances by the board of directors. The company will promptly disclose to its shareholders any such waivers granted to any of its executive officers and the reason for such waiver.

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7-2.	Amendments to this Code of Conduct shall be promptly disclosed by the company. It is each individual’s responsibility to maintain familiarity with this Code of Conduct as the company reviews and revises its content from time to time.

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(Appendix I)

Rules of Employee Integrity

1.	Objective: To maintain the common practice of integrity and business efficiency, the Rules of Employee Integrity has been specially stipulated.

2.	While employees of the Company are engaged in all sorts of business practices, they should conform to the following principles:

2-1.	Any employee is obligated to strive for the extension of the Company’s interests within legal limits.

2-2.	Any employee is responsible of preventing damages or loss of the Company’s interests.

3.	Rules of Integrity:

3-1.	Employees undertaking the business with vendors should adhere to the following principles:

3-1-1.	Be honest and fair while selecting vendors. Select those who present products/services with the most competitive quality, prices, and delivery.

3-1-2.	No accepting rake-offs or other illegitimate interests from vendors.

3-1-3.	Employees and relatives are strictly forbidden to accept any gifts, cash, or other valuables worth of NTD 1,000 or above from vendors.

3-1-4.	In principle, employees are prohibited from accepting entertainment reception apart from simple meals. For any question regarding this principle, direct to the superior.

3-2.	Employees in marketing or sales-related departments should adhere to the following principles when dealing with customers:

3-2-1.	Be honest and fair while transacting with customers.

3-2-2.	Customers’ offer of gifts, cash, or other valuables should be courteously declined. In the case where such offer cannot be declined or returned and its value exceeds USD100.00, please turn the item to the Employee Welfare Committee to be handled project-based.

3-3.	All employees should prevent any of the following from occurring and affecting the Company’s interests:

3-3-1.	Through access to one’s own duties, directly or indirectly seeking illegitimate interests or engaging in fraudulent activities.

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3-3-2.	Seeking illegitimate interests through one’s authority or identity to access duties not run or supervised by oneself.

3-3-3.	Defrauding others through access to one’s own duties.

3-3-4.	Invading or stealing equipments or property of the company.

3-3-5.	Engaging in fraudulent activities such as over-filing for traveling expenses or overtime compensations or applying for inaccurate expenses.

3-4.	All employees have the responsibility of maintaining a clean image of the Company, which includes no gossiping about colleagues or superiors outside of office.

3-5.	All supervisors must develop the ability of judging the rights and wrongs on integrity issues and should never use “not regulated” as excuses for any debatable conduct. Besides being honest themselves, they should lead subordinates in establishing a work environment practicing integrity.

3-6.	Acceptance inspectors or authenticator of each business operation as well as accounting examiners have the responsibility of reporting upon discover of those violating the Rules of Integrity.

4.	Execution and Supervision of Rules of Integrity

4-1.	Execution:

4-1-1.	Upon addition of a new supplier, each department should file the “New Supplier List (Appendix I-1)” within two months and send it to the Administration Division. The Administration Division registers and numbers the supplier, creates a “Notification of No-Gifts Policy (Appendix I-2)”, and sends it back to the original department for the supervisor to sign and mail. Letter of acknowledgement from the supplier will then be directly mailed back to the Administration Division for filing.

4-1-2.	“Rules of Employee Integrity” has been included in the employment contract and training materials to make all rules known to all new employees when first joining in.

4-2.	Supervision: Reporting violations of integrity rules can be done by Dedicated Number for Reporting Violations: Director of Administration Division (Extension 31995)

4-3.	The unit of execution and supervision shall keep all data of the violation reporter on a confidential basis.

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5.	Rewards and Punishment:

5-1.	Rewards for reporting: Correcting or reporting on violations of integrity rules is an action of protecting the rights of employees, shareholders, and the Company. Once found to be factual, suitable rewards will be given to the reporter.

5-2.	Punishment:

5-2-1.	Punishment will be administered under any of the following occurrences:

A.	When an employee violates the Rules of Integrity.

B.	When a direct supervisor:

a.	Causes his subordinate’s violation of the integrity rules due to his improper supervision and guidance.

b.	Shelters a violator of the integrity rules with knowledge of the incident.

C.	When an acceptance inspector, authenticator, or examiner of each business operation:

a.	Overlooks a violation of the integrity rules due to his negligence on the job.

b.	Fails to report on any violation of the integrity rules found during acceptance inspecting, authenticating, or examining.

5-2-2.	Provisions on Punishment: In addition to recovering and returning the illegitimate benefits to the original owner or company, violators of the integrity rules will be inflicted, in proportion to the weight of the incident, with the following different punishments or the combination of them.

A.	Withholding of the performance cash award, year-end award and bonus

B.	Demotion of job grade

C.	Removal from post

D.	Legal action

5-3.	Confession

5-3-1.	In the case where the violator of the integrity rules makes the confession afterwards, his punishment may be reduced or waived.

5-3-2.	In the case of a group violation of the integrity rules, the first one making the confession may be waived from his punishment.

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(Appendix I-1)

(Example)

TO: Administration Division

FM:

List of New Supplier of         /             (Month/Year)

for sending “Notification of No-Gifts Policy”

No.	Company Name	Mailing Address	Person-in-charge (Addressee)	Telephone

Fab/Division Director:

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(Appendix I-2)

Attention:

Dear Sir/Madam,

We would like to express our sincerest gratitude for your assistance and cooperation, which contributes to the smooth development of UMC’s business.

Suppliers nowadays play a decisive role as one important factor to the success of an enterprise. UMC strongly believe that there must be trust and interdependence between the suppliers and us for our mutual prosperity. With UMC’s suppliers, our employees conduct all transactions by adhering to the principle of sincerity, honesty, and justice. Their choices of products/services will be purely based on the competitiveness presented in term of quality, price, and delivery with the intention of establishing a long-term business relationship. Bestowment of gifts or reception dinners will be absolutely unnecessary as our company policy has explicitly stipulated and forbidden employees from receiving gifts, cash, or any other valuables worth of NTD 1,000.00 or more bestowed by suppliers.

We would like to assure your company that the only way to maintain a long-term cooperative relationship with UMC is to provide us with the most competitive product/service. If our policy mentioned above is disrespected in any way, it will result in loss of trust and affect our cooperation.

Attached please find a letter of acknowledgement. Please kindly sign and return it to us.

Yours faithfully,

Fab/Division Director

And

Jackson Hu

Chairman

United Microelectronics Corporation

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(Appendix I-2)

ACKNOWLEDGEMENT

TO: United Microelectronics Corporation

FROM:	Person-in-Charge:

Company:

Date:

Our company has fully understood UMC’s “No-Gifts Policy” and will give our total support.

Yours truly,

(Please sign and date)

Please return this acknowledgement slip to: Director of Administration Division

Administration Division United Microelectronics Corporation No. 3, Li-Hsin 2nd Road, Science-Based Industrial Park

Hsinchu City, Taiwan R.O.C.

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(Appendix II)

Business Transaction Report

between Employee/Relatives/Friends and the Company

Confidential

Name of Employee	Division	Department	Job Grade
Party of Transaction
Name	Company	Position

Company Address	Tel: ( )

Relationship	☐ Employee himself ☐ Friend ☐ Relative:

Brief Description of the Issue	Effect upon the Company

Explanation

1. Any action that may possibly transfer the Company’s resources or interests to employees, their relatives or friends is, in principle, prohibited. If such action is considered as “beneficial for both the individual and the Company,” it may be exceptionally permitted and proceeds only after obtaining the Chairman’s approval.

2. Degree of consanguinity/affinity are described as below:

2-1. First Degree: Father, mother, son, and daughter

2-2. Second Degree: Brother, sister, grandfather, grandmother, grandson, granddaughter, spouse’s brother/sister, sister’s husband, brother’s wife

2-3. Great grandparent, nephew, niece, uncle, aunt, spouse’s nephew/niece, son/daughter of sister’s husband/brother’s wife

3. Should any of the above situations occur, fill out this report and submit to each superior up to the Chairman on a confidential basis.

Fab/Division Director:

    Office of the Chairman/General Manager:

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(Appendix III)

Investment/Employment Status Report of Employee/Relatives

in Company-Related Firms or Competitors

Confidential

Employee Name		Division	Department	Job Grade
Relations	Name	Company Name	Investment / Employment Status

☐ Investment Amount: ☐ Post Assumed:

☐ Investment Amount: ☐ Post Assumed:

☐ Investment Amount: ☐ Post Assumed:

☐ Investment Amount: ☐ Post Assumed:

☐ Investment Amount: ☐ Post Assumed:

☐ Investment Amount: ☐ Post Assumed:

Explanation

1. For yourself or your relatives within the third degree by consanguinity/affinity, please write about the status of investment or employment in the firms that are customers, distributors, distributors’ customers, suppliers, or competitors of the Company (ex. other IC foundries in the Science Park.) However, in the case where such investment is made on firms that the Company invests in, have openly agreed to be invested in, or are of publicly listed companies, the report to superiors is not required.

2. Degree of consanguinity/affinity are described as below:

2-1. First Degree: Father, mother, son, and daughter

2-2. Second Degree: Brother, sister, grandfather, grandmother, grandson, granddaughter, spouse’s brother/sister, sister’s husband, brother’s wife.

2-3. Great grandparent, nephew, niece, uncle, aunt, spouse’s nephew/niece, son/daughter of sister’s husband/brother’s wife

3. Concerning the part on relatives, write what is already known while there is no need to go into thorough investigation.

4. Should there be any changes to the above information, please report the updated information to each superior up to the Chairman on a confidential basis.

Fab/Division Director:

Office of the Chairman/General Manager: